CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.

Room 1907, No. 1038 West Nanjing Road

Westagate Mall

Jing’An District, Shanghai, China 200041

January 11, 2022

Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Changjiang Mining & New Energy Company, Ltd.
Amendment No. 4 to Registration Statement on Form 10
File No. 000-05474
Filed December 20, 2021

Dear Mr. Kruczek:

Set forth below are the responses of China Changjiang Mining & New Energy Company, Ltd., a Nevada corporation (“CHJI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated January 3, 2022, with respect to (i) our Form 10-12(g) Amendment 4 filed on December 20, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 4 to Registration Statement on Form 10 filed December 20, 2021

Our Auditor is U.S. based . . ., , page 8

1. We note your revisions in response to prior comment 1. Please revise to address the final amendments to the HFCAA that were adopted by the Commission on December 2, 2021. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response:

The following language was inserted:

On December 2, 2021, the following amendments to the HCFAA were adopted by the Securities and Exchange Commission:

Consistent with the HFCAA, the final amendments require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

The required disclosures include:

•	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;
•	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;
•	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;
•	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and
•	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

CHJI could be subject to its securities being prohibited from trading. The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

Our current auditor is not headquartered in mainland China or Hong Kong and is not subject to determination.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

China Changjiang Mining & New Energy Company, Ltd.

By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc: Wayne Chin